Group One Trading LLC

Statement of Financial Condition
September 30, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-47762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING October 1, 2024 (MM/DD/YY) AND ENDING September 30, 2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Group One Trading LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 South Financial Place, Ste. 3400
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Grosam	312-294-2345	chad.grosam@group1.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Ste. 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad Grosam, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Group One Trading LLC, as of 9/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
K MCCHRISTIAN
Notary Public, State of Illinois
Commission No. 973343
My Commission Expires
June 13, 2027

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Group One Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Group One Trading LLC (the Company) as of September 30, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
November 21, 2025



THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

Group One Trading LLC

Statement of Financial Condition
September 30, 2025

Assets		
Cash	$	608,627
Securities owned, pledged, at fair value		16,672,135,974
Right-of-use assets		4,570,856
Other assets		402,065
Total assets	$	16,677,717,522

Liabilities and Member's Capital		
Liabilities		
Payable to clearing broker, net		203,123,527
Securities sold, not yet purchased, at fair value		16,108,384,094
Compensation payable		75,117,043
Lease obligations		5,904,892
Accounts payable and other liabilities		6,923,796
Liabilities other than Member's capital subject to mandatory redemption		16,399,453,352
Member's capital subject to mandatory redemption		246,264,170
Total liabilities		16,645,717,522
Member's capital		32,000,000
Total liabilities and member's capital	$	16,677,717,522

See Notes to Statement of Financial Condition.

Group One Trading LLC

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Group One Trading LLC, a Delaware limited liability company (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC). On October 1, 2024, the Company was converted from a California limited partnership called Group One Trading, L.P. into a Delaware limited liability company. The former Limited Partners' and Assignees' interests were repurchased, and as a result there was no significant impact on the financial statements aside from presentation and conversion from General Partner to a sole member. The conversion represents a legal reorganization with no change in ownership, control, or operations. Accordingly, the accounting treatment under U.S. GAAP reflects continuity of the entity, with no gain or loss recognized and no change to the historical cost basis of assets or liabilities. Equity previously presented as partners' capital is now presented as member's capital, consisting of Class A Nonredeemable Units and Class B Units. The Company is a market maker/specialist, buying, selling, and dealing as principal in U.S. exchange-traded securities and derivative financial instruments. The Company is managed by Group One Holdings LLC (the Manager) which is also the sole member of the Company.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

Significant accounting policies are as follows:

The Company follows generally accepted accounting principles in the United States (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities and derivative financial instruments: Securities and derivative financial instrument transactions are recorded on a trade-date basis and are carried at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Payable to clearing broker consists primarily of amounts due for settled and unsettled securities transactions.

Offsetting: When the requirements are met, the Company offsets the fair value of certain derivative financial instruments owned against derivative financial instruments sold with the same counterparty under the same master netting arrangement

Current expected credit losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB Accounting Standards Codification 326-20, Financial Instruments - Credit Losses. Management has determined there are no material estimated credit losses through the year ended September 30, 2025, that impact the Company's statement of financial condition.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the Manager and its members are liable for the federal income taxes on the taxable income or loss.

Group One Trading LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through September 30, 2025. The Company is generally not subject to examination by United States federal and state tax authorities for the tax years before 2021.

Leases: The Company determines if an arrangement is an operating lease at inception. All operating leases with an initial term of 12 months or more are recorded on the statement of financial condition with right-of-use assets representing the right to use the underlying asset for the lease term and lease liability representing the obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. If a lease does not provide an implicit rate, the Company uses its incremental secured borrowing rate, adjusted for the maturity date, based on information available at the commencement date in determining the present value of lease payments.

Member's capital subject to mandatory redemption: The Member's capital subject to mandatory redemption is classified as a liability (see Note 4).

Segment reporting: In November 2023, the FASB issued ASU No. 2023-7 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosers about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 31, 2023 on a retrospective basis. The Company is engaged in a single line of business as a securities broker-dealer, comprising of market-making and proprietary trading activities. The Company has identified its Chief Executive Officer (CEO) as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business. Additionally, the CODM uses excess net capital (see note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies and the segment financial information is the same as those presented in the financial statements.

Note 2.   Fair Value Measurement and Derivative Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Group One Trading LLC

Notes to Statement of Financial Condition

Note 2.   Fair Value Measurement and Derivative Financial Instruments (Continued)

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The fair value of equity securities traded on a national securities exchange, or reported on the National Association of Securities Dealers Automated Quotations (NASDAQ) national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the national midpoint best bid/offer, and the fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

The Company assesses the level of investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that causes the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. All of the Company's assets and liabilities are classified as Level 1 at September 30, 2025 and there were no transfers among Levels 1, 2 and 3 during the year.

The following summarizes the Company's assets and liabilities measured at fair value on a recurring basis at September 30, 2025, within the fair value hierarchy:

Description	Fair Value (Level 1)
Assets	
Securities owned, pledged	
Equity securities	$ 6,445,311,690
Equity options	10,225,764,418
Certificates of deposit	1,059,866
Payable to clearing broker	
Exchange-traded futures open trade equity	81,728
	$ 16,672,217,702
Liabilities	
Securities sold, not yet purchased	
Equity securities	$ 4,615,465,125
Equity options	11,492,918,969
Payable to clearing broker	
Exchange-traded futures open trade equity	1,285,817
	$ 16,109,669,911

Group One Trading LLC

Notes to Statement of Financial Condition

Note 2. **Fair Value Measurement and Derivative Financial Instruments (Continued)**

The Company had no financial instruments classified as Level 2 or Level 3 in the fair value hierarchy as of or during the year ended September 30, 2025.

At September 30, 2025, securities owned and held of $16,671,076,108 collateralize amounts payable to BofA Securities, Inc. (the Clearing Broker) and securities sold, not yet purchased. Payable to clearing broker, net includes the following:

	Payable
Payable to clearing broker	$ 206,058,225
Interest and other	(4,138,787)
Exchange-traded futures open trade equity, net - derivative liabilities	1,204,089
	$ 203,123,527

The certificates of deposit collateralize a bank letter of credit issued in connection with office space lease obligations of the Company. The certificates of deposit are reflected at cost which approximates fair value.

The Company's derivative activities consist of the trading of exchange-traded equity options and futures contracts. As a liquidity provider in various exchange-traded equity option contracts, the Company employs arbitrage trading strategies between exchange-traded securities, options and futures contracts. Further as a proprietary trading firm, the Company executes a high volume of transactions in equity options on a daily basis. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivatives is not representative of the risk. The Company attempts to keep market risk exposure minimal throughout the year, or neutral as to value-at-risk, as the open derivatives contracts have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under GAAP. Note 9 describes the risks associated with trading derivative contracts.

As of September 30, 2025, the Company's derivative activities have the following impact on the statement of financial condition:

Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Equity options	Securities owned, pledged	$ 10,225,764,418	$ (11,492,918,969)	$ (1,267,154,551)
Volatility futures	Payable to clearing broker	81,728	(1,285,817)	(1,204,089)
				$ (1,268,358,640)

Group One Trading LLC

Notes to Statement of Financial Condition

Note 3.   Offsetting

As of September 30, 2025, the Company holds derivative instruments that are eligible for offset in the statement of financial condition. A right of offset exits when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable at law under the same master netting agreement.

The following table provides disclosure regarding the effect of recognized assets and liabilities in the payable to clearing broker section of the statement of financial condition.

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount
Assets						
Futures						
Open Trade Equity	$ 81,728	$ (81,728)	$ -	$ -	$ -	$ -
Liabilities						
Futures						
Open Trade Equity	(1,285,817)	81,728	(1,204,089)	-	-	(1,204,089)

Note 4.   Member's Capital Subject to Mandatory Redemption and Company Capital

The Company's LLC agreement provides for A and B Classes of ownership interests. The Class A interest is a non-redeemable investment in the Company that may not be distributed, except upon dissolution of the Company. To the extent the Class A interest is reduced below $30,000,000 due to allocation of losses, no distributions are to be made from the Company to the Manager until, among other things, the Class A interest is greater than $30,000,000. The Class B interest in the Company is redeemable at the election of the Manager. The first $2,000,000 of the Manager's share of the Company's annual income is allocated to the Class A interest, and the balance is allocated to the Class B interest. Losses are first allocated to the Class B interest until such interest is reduced to zero, and then to the Class A interest.

The Manager, under certain circumstances, including death or termination of employment of a member of the Manager, and subject to certain limitations, has the obligation to repurchase all or a predetermined portion of the member's interest over a period of time. If the Manager's Class B interest is not sufficient to satisfy the entire obligation, the Manager is not obligated to repurchase the member's units

The Company's LLC agreement does not directly provide for mandatorily redeemable obligations on Company capital. However, because the Manager would likely redeem part or all of the Class B interest to satisfy its obligations to repurchase its members' interests, the Class B interest is reflected as the Manager's capital subject to mandatory redemption in the accompanying financial statements.

Group One Trading LLC

Notes to Statement of Financial Condition

Note 5.   Related-Party Transactions

Dynamex Trading LLC (Dynamex) is a subsidiary of the Manager.

Dynamex provides securities and derivative execution services to the Company.
Pursuant to a written agreement, the Company provides Dynamex with office space, certain administrative services, and payroll processing. Included in accounts payable and other liabilities on the statement of financial condition is a payable to Dynamex of $621,395 related to Dynamex prepaying payroll, personnel, and personnel related benefits, recognized and expensed by Dynamex.

Note 6.   Employee Compensation Plans

Traders' compensation consists of a base salary and a percentage of each trader's net revenue, which may be limited based upon the net income of the Company. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. One portion of the contingent compensation, subject to certain conditions, is earned upon termination of the trader's employment. Contingent compensation payable to traders may be recaptured if, among other things, the trader does not achieve certain trading results. A second portion of the contingent compensation may be advanced to traders, secured by their equity in the Manager. A third portion of the contingent compensation may be paid to the trader in the following fiscal year(s) if the trader has achieved certain trading results. Included in compensation payable, are contingent compensation payable to traders of $12,789,173.

Compensation for other employees consists of a base salary and a discretionary bonus based on the operating results of the Company. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. Contingent compensation is generally advanced to the employee, secured by their equity in the Manager, and may be recaptured within two years after the date of the award if, among other things, the Company does not achieve certain results and the employee is terminated. Included in compensation payable are contingent compensation payable to other employees of $508,257.

Employees may be awarded vesting units in the Manager. The units are partially vested and have no capital account or cash value at issuance. The units vest in full over a five-year period and may be forfeited if the employee's employment terminates. Included in payable to Manager capital subject to mandatory redemption is $412,500 of non-cash expenses resulting from the awards.

The Company maintains a 401(k) profit sharing plan covering all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Included in accounts payable and accrued liabilities is $560,000 for future matching contributions.

Note 7.   Leases

The Company leases office space, equipment, and communications services under non-cancelable operating lease agreements with third parties that expire on various dates through June 30, 2029.

Office leasehold improvements and incentives are recorded at the Manager.

Group One Trading LLC

Notes to Statement of Financial Condition

Note 7.   Leases (Continued)

At September 30, 2025, minimum annual commitments pursuant to lease agreements are as follows:

	Office Leases	IT Infrastructure Leases	Total
2026	1,132,622	2,083,358	3,215,980
2027	997,614	433,345	1,430,959
2028	1,013,022	59,060	1,072,082
2029	683,024	-	683,024
Thereafter	-	-	-
Total lease payments	3,826,282	2,575,763	6,402,045
Less: Imputed interest	367,040	130,113	497,153
Present value of lease liabilities	$ 3,459,242	$ 2,445,650	$ 5,904,892

Other information related to leases as of September 30, 2025 was as follows:

Weighted average remaining lease term (years): Operating Leases   2.55 years

Weighted average discount rate: Operating Leases   6.936%

Note 8.   Contingencies and Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcome.

The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 9.   Financial Instruments with Off-Balance-Sheet Risk

Proprietary Trading Activities

In connection with its market-making and proprietary trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the

Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Note 9.   Financial Instruments with Off-Balance-Sheet Risk (Continued)

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at September 30, 2025, at the fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to September 30, 2025.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: All trades of the Company are cleared by the Clearing Broker, which also maintains and finances the Company securities positions. Pursuant to agreement and SEC asset segregation rules, the risk is partially mitigated as the Clearing Broker is required to comply with the rules governing the segregation of customers' funds and securities. In the event of the insolvency of the Clearing Broker or in the event that it does not fulfill its obligations, the Company may be exposed to risk. The Company does not anticipate non-performance by its Clearing Broker. In addition, the Company has a policy of reviewing the creditworthiness of its Clearing Broker on a regular basis.

Note 10.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected the "alternative method" under this rule, whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital changes from day-to-day, but as of September 30, 2025, the Company had net capital of approximately $30,000,000 and net capital requirements of $250,000. The net capital rule may effectively restrict the withdrawal of the Manager's capital.

Note 11.   Subsequent Events

Management of the Company evaluated subsequent events through the date these financial statements were issued for potential recognition and/or disclosure. No items were noted.